UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42906

AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C

630 Business Village Block B
Port Saeed Deira, Dubai
United Arab Emirates
+97 142282568

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Pricing and Closing of Initial Public Offering

On October 22, 2025, AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C, a Cayman Islands exempted company (the “Company”), closed its initial public offering (the “IPO”) of 1,725,000 class A ordinary shares, par value $0.0000001 per share (the “Class A Ordinary Shares”). The Company completed the IPO pursuant to its registration statement on Form F-1 (the “Registration Statement”) (File No. 333-284789), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 7, 2025, as amended, and declared effective by the SEC on September 30, 2025 and the final prospectus filed with the SEC on October 21, 2025 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended (the “Securities Act”). The Class A Ordinary Shares were priced at $4.00 per share (the “Offering Price”), and the IPO was conducted on a firm commitment basis. The Class A Ordinary Shares were previously approved for listing on the Nasdaq Capital Market and commenced trading under the ticker symbol “AHMA” on October 21, 2025.

In connection with the IPO, the Company entered into an underwriting agreement (the “Underwriting Agreement”), dated October 20, 2025, with AC Sunshine Securities LLC (“ACS”), as the representative of the underwriters named therein with respect to the IPO. Pursuant to the Underwriting Agreement, in exchange for ACS’s firm commitment to purchase the Class A Ordinary Shares, the Company agreed to sell 1,500,000 Class A Ordinary Shares to the Representative at a purchase price of $3.72 (93% of the Offering Price). The Company also granted ACS a 45-day over-allotment option to purchase up to an additional 225,000 class A ordinary shares of the Company (the “Over-Allotment Shares”) at the Offering Price, less underwriting discounts and a non-accountable expense allowance, which was fully exercised by ACS on October 21, 2025. The Company received gross proceeds of $6,900,000 in the IPO, including the proceeds from the sale of the Over-Allotment Shares, before deducting underwriting discounts and other offering expenses.

The Underwriting Agreement contained customary representations, warranties and covenants by the Company, customary conditions to closing, indemnification obligations of the Company and the underwriters, including for liabilities under the Securities Act, other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of such agreement and as of specific dates were solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by the contracting parties.

A copy of the Underwriting Agreement is attached hereto as Exhibit 10.1 and incorporated herein by reference.

In connection with the Underwriting Agreement, the Company issued ACS and Univest Securities LLC representative’s warrants (the “UW Warrants”) to subscribe for, purchase, and receive, in whole or in part, up to 17,250 class A ordinary shares representing one percent (1%) of the aggregate number of Class A Ordinary Shares sold in the IPO, at an exercise price of US$4.80 per Class A Ordinary Share (one hundred and twenty percent (120%) of the Offering Price). The Representative’s Warrants have an exercise period of five years and expire at 5:00 p.m. Eastern Time, on October 20, 2030.

Copies of the UW Warrants are attached hereto as Exhibits 4.1 and 4.2, respectively, and are incorporated herein by reference.

The foregoing summaries of the Underwriting Agreement and the UW Warrants are subject to, and qualified in their entirety by, such documents.

On October 21, 2024, the Company issued a press release announcing the pricing and trading of the IPO, and on October 22, 2025, the Company issued a press release announcing the closing of the IPO. Copies of the two press releases are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C

Date: October 22, 2025	By:	/s/ Zhengang Tang
	Name:	Zhengang Tang
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
4.1	Warrant dated October 22, 2025 granted to AC Sunshine Securities LLC
4.2	Warrant dated October 22, 2025 granted to Univest Securities, LLC
10.1	Underwriting Agreement dated October 20, 2025, by and between AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C and AC Sunshine Securities LLC
99.1	Press Release – AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C Announces Pricing of Initial Public Offering
99.2	Press Release – AMBITIONS ENTERPRISE MANAGEMENT CO. L.L.C Announces Closing of Initial Public Offering

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